Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated June 20, 2014, except for the retroactive effect of the one for 6.10 reverse stock split as described in paragraph 3 of Note 10 as to which the date is November 7, 2014, with respect to the financial statements of Neothetics, Inc. included in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-199449) and related Prospectus of Neothetics, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

San Diego, California

November 19, 2014